

07006740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



PROCESSING
RECEIVED
MAR 0 5 2007
WASH, DC
213
SECTION

14615 Manchester Road, Suite 204
(No. and Street)

Manchester (City) Missouri (State) 63011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles S. Nemec (636) 527-8973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

14615 Manchester Road, Suite 204 Manchester Missouri 63011
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles S. Nemec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Capital Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

JO ANN BIGGS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. 01/01/08



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET CAPITAL CORPORATION

TABLE OF CONTENTS

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 · FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT

Director and Stockholder
Wall Street Capital Corporation
Manchester, Missouri 63011

We have audited the accompanying statements of financial condition of Wall Street Capital Corporation (a Missouri Corporation), as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruettemeyer & Co. P.C.

St. Louis, Missouri
February 20, 2007

EXHIBIT A

WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 AND 2005

	December 31, 2006	December 31, 2005
ASSETS:		
Cash	$ 7,149	$ 7,237
Commissions receivable	550	
Furniture and equipment at cost; $8,090 in 2005 and $8,090 in 2004 Less: Accumulated depreciation of $7,398 and $7,382 respectfully (Note 1)	692	708
TOTAL ASSETS	**8,391**	**7,945**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expense		
Income tax payable (Note 3)		
Total Liabilities	-	-
Stockholder's Equity:		
Common stock, par value $1.00, authorized 255,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	2,468	2,468
Retained earnings	4,923	4,477
Total Stockholder's Equity	**8,391**	**7,945**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 8,391**	**$ 7,945**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT D

WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	December 31, 2006	December 31, 2005
OPERATIONAL CASH FLOWS:		
Net Income	$ 5,329	$ 178
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	16	27
Changes in working capital asset and liability items:		
(Increase) in accounts receivable	(550)	
NET CASH FROM (USED) BY OPERATING ACTIVITIES	4,795	205
CASH FLOWS FROM (USED) BY FINANCING ACTIVITIES		
CASH FLOWS FROM (USED) BY INVESTING ACTIVITIES	(4,883)	-
NET INCREASE (DECREASE) IN CASH	(88)	205
CASH BALANCE BEGINNING OF YEAR	7,237	7,032
CASH BALANCE END OF YEAR	$ 7,149	$ 7,237

The accompanying Notes to Financial Statements are an integral part of this statement

COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

[illegible]

[illegible] stock and paid in excess	[illegible]
[illegible]	[illegible]
[illegible] stockholder's equity qualified for net capital	[illegible]
Deductions From Capital:	
Leasehold improvements, net	[illegible]
[illegible] NET CAPITAL	[illegible]

SUPPLEMENTARY INFORMATION

[illegible]

[illegible]	[illegible]
[illegible] capital	[illegible]
[illegible] capital	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]

WALL STREET CAPITAL CORPORATION

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2006

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Smith Moore. Co. on a fully disclosed basis.

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RUL 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Wall Street Capital Corporation

In planning and performing our audit of the comparative financial statements and supplemental schedules of Wall Street Capital Corporation (the Company), for the year ended December 31, 2006, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the comparative financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17-a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gruetzemacher Co., P.C.

St. Louis, Missouri
February 20, 2007

END